SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 13E-4/A
                                (Amendment No.1)

           Issuer Tender Offer Statement (Pursuant to Section 13(e)(1)
                     of the Securities Exchange Act of 1934)

                              UNITED CAPITAL CORP.
                                (NAME OF ISSUER)

                              UNITED CAPITAL CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   909912 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                A. F. PETROCELLI
                              UNITED CAPITAL CORP.
                                  9 PARK PLACE
                           GREAT NECK, NEW YORK 11021
                                 (516) 466-6464
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                 With a copy to:

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200
                            FACSIMILE: (212) 755-1467

                                 August 13, 1999
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE:

                TRANSACTION                         AMOUNT OF
                VALUATION*:                         FILING FEE:

                $8,750,000                          $1,750.00

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*        Based upon the purchase of 500,000 Shares (the maximum number of Shares offered to be purchased) at $17.50 per Share (the maximum per Share purchase price which may be selected by the Company pursuant to the tender offer).

         X Check box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

                  Amount Previously Paid: $1,750.00
                  Form or Registration No.: Schedule 13E-4
                  Filing Party: United Capital Corp.
                  Date Filed: August 12, 1999

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Introductory Statement

         This Amendment No. 1 to Schedule 13E-4, which constitutes the final amendment to the Schedule 13E-4, relates to the tender offer (the "Offer") by United Capital Corp., a Delaware corporation (the "Company"), to purchase for cash, on the terms and subject to the conditions set forth in the previously filed Offer to Purchase, dated August 12, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), up to 500,000 Shares of the Company's Common Stock (the "Shares"), par value $.10 per share, at a price not in excess of $17.50 nor less than $15.00 per Share. The Offer terminated at 5:00 p.m., New York City time, September 30, 1999.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

         The Offer terminated at 5:00 p.m., New York City time, on September 30, 1999. At such time, the Company accepted for purchase through its Depositary, Continental Stock Transfer & Trust Company, 277,732 Shares at a purchase price of $17.50 per Share, for an aggregate purchase amount of approximately $4,860,310. These totals include 21,000 Shares tendered pursuant to a notice of guaranteed delivery which have not been received as of the date hereof. The Company intends to take all action necessary to enforce the guarantee.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        UNITED CAPITAL CORP.

                                        By:      /s/ Anthony J. Miceli
                                                 ---------------------------
                                                 Anthony J. Miceli
                                                 Vice President and
                                                 Chief Financial Officer


Dated: October 14, 1999



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